SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 8, 2014

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Changes to the Novartis Executive Committee after expected completion of portfolio transactions

•                  Three members of the Executive Committee of Novartis to leave company, following completion of portfolio transactions expected to close in first half 2015

Basel, October 8, 2014 — Novartis confirmed today that following completion of the transactions with GlaxoSmithKline (GSK) and Eli Lilly and Company (Lilly) in the coming months, that the three business leaders of the Novartis divisions at the center of the transaction will leave the Executive Committee of Novartis (ECN). The expected changes to the ECN are subject to the closing of the transactions announced on April 22nd 2014 — Novartis expects the transaction with GSK to be completed in the first half of 2015, and the transaction with Eli Lilly for its Animal Health Business to close in the first quarter of 2015.

George Gunn, currently Division Head, Novartis Animal Health, will reach his contractual retirement age in July 2015 and will retire from Novartis. Upon closing of the Animal Health transaction with Lilly he will leave the ECN.

Brian McNamara, currently Division Head, Novartis OTC, will transition to GSK as Head of Americas and Europe for the consumer health businesses, reporting to the President of GSK Consumer Healthcare, effective at closing of the transaction.

Andrin Oswald, currently Division Head, Novartis Vaccines, will be leaving Novartis to pursue other opportunities following closing of the transaction with GSK.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “expected,” “to leave,” “will,” “expects,” “effective,” or similar terms, or by express or implied discussions regarding the potential completion of the announced transactions with GSK and Eli Lilly, or regarding the potential future make-up of the ECN. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed transactions will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that the announced changes in the make-up of the ECN will take place at all, or at any particular time. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that GSK’s shareholders may not approve the GSK transaction; general economic and industry conditions, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 135,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

+41 61 324 7944
Central phone:
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Stephen Rubino	+1 862 778 8301
Thomas Hungerbuehler	+41 61 324 8425	Susan Donofrio	+1 862 778 9257
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	October 8, 2014	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting